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                              May 8, 2024

       Lin Yang
       Chief Financial Officer
       Universe Pharmaceuticals INC
       265 Jingjiu Avenue
       Jinggangshan Economic and Technological Development Zone
       Ji   an, Jiangxi, China 343100

                                                        Re: Universe
Pharmaceuticals INC
                                                            Registration
Statement on Form F-1
                                                            Filed April 24,
2024
                                                            File No. 333-278914

       Dear Lin Yang:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. Please revise here, and elsewhere, to disclose that the Accelerating Holding Foreign
                                                        Companies Accountable
Act was signed into law as part of the fiscal year 2023 omnibus spending legislation on
December 29, 2022.
   2. Please revise the cover page to disclose the termination date of the offering. See
                                                        Item 501(b)(8)(iii) of
Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Refer to Rules 460 and
461 regarding requests for acceleration. Please allow adequate
 Lin Yang
Universe Pharmaceuticals INC
May 8, 2024
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jimmy McNamara at 202-551-7349 or Chris Edwards at 202-551-6761
with any other questions.



                                                             Sincerely,
FirstName LastNameLin Yang
                                                             Division of
Corporation Finance
Comapany NameUniverse Pharmaceuticals INC
                                                             Office of Life
Sciences
May 8, 2024 Page 2
cc:       Ying Li
FirstName LastName